Pricing Supplement dated March 17, 2014 (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	Rule 424(b)(2) Registration No. 333-179826

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B – Fixed Rate Step-up Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89236TBF1

Principal Amount (in Specified Currency): $50,000,000.

Issue Price: 100.00%
Trade Date: March 17, 2014
Original Issue Date: March 20, 2014
Stated Maturity Date: March 20, 2024

Interest Rate:
2.25% per annum from and including the Original Issue Date to but excluding March 20, 2019; and
5.25% per annum from and including March 20, 2019 to but excluding the Stated Maturity Date.

Interest Payment Dates: Each March 20 and September 20, commencing on September 20, 2014

Net Proceeds to Issuer: 98.50%

Agent’s Discount or Commission:  1.50%.  The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Morgan Stanley & Co. LLC
Agent’s Capacity: Principal

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Quarterly, on each March 20, June 20, September 20 and December 20, commencing on March 20, 2019.
Notice of Redemption: The redemption of the Notes is subject to not less than 10 Business Days prior written notice

Repayment: N/A
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars
Minimum Denominations: $1,000 and $1,000 increments thereafter
Form of Note: Book-entry only

RISK FACTORS

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-1 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date, beginning on March 20, 2019.  It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market.  If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  Based on the operation of Treasury regulations that address the treatment of an issuer’s option to redeem a debt instrument, the Notes will not be treated as issued with “original issue discount” and stated interest on the Notes will generally be taxable to you if you are a U.S. Holder (as defined in the Prospectus Supplement) as you receive it or accrue it in accordance with your normal method of accounting for U.S. federal income tax purposes.  For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the Prospectus Supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. LLC will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley & Co. LLC.